UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Penn National Gaming, Inc. [PENN]

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

707569109

(CUSIP Number)

Barry M. Abelson, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

18th and Arch Streets

Philadelphia, Pennsylvania 19103

(215) 981-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707569109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter M. Carlino

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,271,055

	8.	Shared Voting Power 595,280

	9.	Sole Dispositive Power 2,271,055

	10.	Shared Dispositive Power 595,280

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,866,335

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 707569109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marshia Carlino

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 266,453

	8.	Shared Voting Power 1,571,259

	9.	Sole Dispositive Power 266,453

	10.	Shared Dispositive Power 1,571,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 707569109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grantor Retained Annuity Trust of Peter M. Carlino dated September 23, 2005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 231,380

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 231,380

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 231,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707569109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grantor Retained Annuity Trust of Peter M. Carlino dated May 19, 2006

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 331,904

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 331,904

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,904

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707569109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grantor Retained Annuity Trust of Peter M. Carlino dated June 14, 2007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 263,003

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 263,003

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,003

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707569109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carlino Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,533,604

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,533,604

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,533,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707569109

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D (“Schedule 13D”) filed on June 25, 2007 by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of shares of the common stock, $0.01 par value per share (the “Common Stock”) of Penn National Gaming, Inc., a Pennsylvania corporation (the “Company”) by the Reporting Persons.  This Amendment No. 1 amends Items 2 and 5 to reflect the irrevocable delegation by Peter M. Carlino to Harold Cramer and, in certain instances, to the other three trustees of the Carlino Family Trust (as defined in Item 2, below) of his authority to vote and/or dispose of the shares of Common Stock owned by the Carlino Family Trust.  This delegation was made in connection with the Company’s waiver to the “standstill” provisions under its confidentiality agreements, each dated April 23, 2007, with each of Fortress Investment Group LLC and Centerbridge Partners, L.P.  This delegation will terminate upon the earlier of (i) the termination of the Agreement (as defined in Item 4 of the Schedule 13D) or the Closing otherwise failing to occur on the Closing Date (as such terms are defined in the Agreement); (ii) any actual or proposed amendment to the Agreement that would be adverse to any shareholder of the Company; or (iii) the consummation of the Merger (as defined in Item 4 of the Schedule 13D).  Except as noted herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

This Amendment No. 1 is also being filed voluntarily to report changes since the filing of the initial Schedule 13D in the number of shares of Common Stock the Reporting Persons may be deemed to beneficially own, which changes aggregate to less than 1% of the shares of the Common Stock outstanding. The filing of this Amendment No. 1 should not be deemed an admission by the Reporting Persons that the change in the number of shares set forth herein represents a material change in the shares of Common Stock they may be deemed to beneficially own.

Item 2.	Identity and Background
Item 2 is amended and restated as follows:
(a) - (c)	This statement is being filed by each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):
(1) Peter M. Carlino;
(2) Marshia Carlino;
(3) The Grantor Retained Annuity Trust of Peter M. Carlino dated September 23, 2005 (the “2005 Trust”);
(4) The Grantor Retained Annuity Trust of Peter M. Carlino dated May 19, 2006 (the “2006 GRAT”);
(5) The Grantor Retained Annuity Trust of Peter M. Carlino dated June 14, 2007 (the “2007 GRAT”); and

(6)       An irrevocable trust (the “Carlino Family Trust”) dated April 11, 1994 among Peter D. Carlino, his eight children and the former spouse of one of his children, as settlors, and certain trustees, as to which: (a) Peter M. Carlino has sole voting power for the election of directors and certain other matters and (b) the majority vote of Peter D. Carlino, Peter M. Carlino, David E. Carlino, Richard J. Carlino and Harold Cramer is required in connection with investment decisions and voting with respect to matters relating to changes of control.  In February 2008, Peter M. Carlino irrevocably delegated to Harold Cramer and, in certain instances, to the other three trustees of the Carlino Family Trust his authority to vote and/or dispose of the shares of Common Stock owned by the Carlino Family Trust until the earlier of (i) the termination of the Agreement or the Closing otherwise failing to occur on the Closing Date; (ii) any actual or proposed amendment to the Agreement that would be adverse to any shareholder of the Company; or (iii) the consummation of the Merger.

Peter M. Carlino is the son of Peter D. Carlino.

Peter M. Carlino is Chairman of the Company’s Board of Directors and Chief Executive Officer, and his principal business address is c/o Penn National Gaming, Inc., 825 BERKSHIRE BLVD SUITE 200 WYOMISSING, PA 19610.

Peter M. Carlino also serves as the sole trustee of the 2005 Trust, 2006 GRAT and 2007 GRAT. Peter M. Carlino is married to Marshia Carlino.
The 2005 Trust, 2006 GRAT and 2007 GRAT were established by Peter M. Carlino for asset and family planning purposes. Each is a trust organized under the laws of the Commonwealth of Pennsylvania.

The Carlino Family Trust was established by Peter D. Carlino and the settlors thereof for estate planning purposes. The Carlino Family Trust is a trust organized under the laws of the Commonwealth of Pennsylvania.

CUSIP No. 707569109

(d) and (e)

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Both Peter M. Carlino and Marshia Carlino are citizens of the United States of America.

Item 5.	Interest in Securities of the Issuer
Item 5(a) is amended and restated as follows:

(a)               Peter M. Carlino beneficially owns in the aggregate 2,866,335 shares of the Company’s Common Stock, constituting 3.3% of all of the outstanding shares of the Company’s Common Stock. This total includes 363,468 shares owned solely by Mr. Carlino, the shares held by the 2005 Trust, the 2006 GRAT and the 2007 GRAT (each as described below in this Item 5), 220,000 shares of the Company’s Common Stock subject to transfer restrictions until vested pursuant to a Restricted Stock Award Agreement issued under the Company’s 2003 Long Term Incentive Compensation Plan, 861,300 shares of the Companys Common Stock that may be acquired upon the exercise of outstanding options and 202,336 shares of the Company’s Common Stock acquired on December 26, 2007 by Holdings (as defined in Item 4 of the Schedule 13D).  This amount also includes 126,491 shares owned jointly with Marshia Carlino, Mr. Carlino’s wife, and 266,453 shares owned solely by Marshia Carlino.

By virtue of their marital status, each of Mr. and Mrs. Carlino is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by each other, for his or her account. Where Mr. Carlino acts as sole trustee of a trust, the sole trustee is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by the trust, but the trustee’s spouse is not considered to have or share such power.

As a result of the transactions described in Item 4 of the Schedule 13D, Mr. Carlino may have been deemed to form a group with Holdings, FIF V Voteco LLC and Centerbridge Voteco LLC  (together,  the “Fortress/Centerbridge Entities”) and to have a acquired, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, beneficial ownership of the shares of Common Stock beneficially owned by the Fortress/Centerbridge Entities.  As a result, Mr. Carlino’s aggregate beneficial ownership of the Company’s Common Stock also includes 202,336 shares of the Company’s Common Stock acquired on December 26, 2007 by Holdings.  The Reporting Person expressly disclaims beneficial ownership of the shares owned by the Fortress/Centerbridge Entities.  The Reporting Person and the Fortress/Centerbridge Entities are making separate Schedule 13D filings.

Mr. Carlino’s aggregate beneficial ownership of the Company’s Common Stock does not, however, include the 9,533,604 shares held by the Carlino Family Trust, as Mr. Carlino is one of five trustees for the Carlino Family Trust the majority vote of which is required in connection with investment decisions and voting with respect to matters relating to changes of control.  In addition, in February 2008, Peter M. Carlino irrevocably delegated to Harold Cramer and, in certain instances, to the other three trustees of the Carlino Family Trust his authority to vote and/or dispose of the shares of Common Stock owned by the Carlino Family Trust until the earlier of (i) the termination of the Agreement or the Closing otherwise failing to occur on the Closing Date; (ii) any actual or proposed amendment to the Agreement that would be adverse to any shareholder of the Company; or (iii) the consummation of the Merger.  Accordingly, Mr. Carlino disclaims beneficial ownership of the shares of the Company’s Common Stock held by the Carlino Family Trust.

Marshia Carlino beneficially owns 1,837,712 shares of the Company’s Common Stock, constituting 2.1% of all of the outstanding shares of the Company’s Common Stock. This total includes 363,468 shares owned solely by Peter M. Carlino, Mr. Carlino’s 220,000 shares of the Company’s Common Stock subject to transfer restrictions until vested pursuant to a Restricted Stock Award Agreement issued under the Company’s 2003 Long Term Incentive Compensation Plan and 861,300 shares of the Company’s Common Stock that may be acquired upon the exercise of outstanding options, but does not include the 9,533,604 shares held by the Carlino Family Trust. Mrs. Carlino disclaims beneficial ownership of the shares of the Company’s Common Stock held by the Carlino Family Trust.

The 2005 Trust beneficially owns 231,380 shares of the Company’s Common Stock, constituting 0.3% of all of the outstanding shares of the Company’s Common Stock.
The 2006 GRAT beneficially owns 331,904 shares of the Company’s Common Stock, constituting 0.4% of all of the outstanding shares of the Company’s Common Stock.
The 2007 GRAT beneficially owns 263,003 shares of the Company’s Common Stock, constituting 0.3% of all of the outstanding shares of the Company’s Common Stock.

CUSIP No. 707569109

The Carlino Family Trust beneficially owns 9,533,604 shares of the Company’s Common Stock, constituting 11.0% of all of the outstanding shares of the Company’s Common Stock.  For the reasons set forth above, Peter M. and Marshia Carlino disclaim beneficial ownership of the shares of the Company’s Common Stock owned by the Carlino Family Trust.

All percentages set forth in this Item 5(a) and in the cover pages of this Schedule 13D are calculated on the basis of 86,882,020 shares of the Company’s Common Stock outstanding as of February 4, 2008.  The 861,300 shares of the Company’s Common Stock that may be acquired upon the exercise of outstanding options held by Peter M. Carlino were deemed outstanding for the purposes of computing the percentage of Common Stock beneficially owned by Mr. Carlino and his wife, Marshia Carlino.

Item 5(c) is supplemented as follows:

(c)                           Since June 25, 2007 (the filing date of the initial Schedule 13D), options to purchase an additional 375,000 shares of the Company’s Common Stock held by Peter M. Carlino have vested or will vest within 60 days of the date of this Amendment No. 1.  In addition, this Amendment No. 1 reflects the distribution by the 2005 Trust in July 2007 of 141,851 shares of the Company’s Common Stock to Peter M. Carlino and the distribution by the 2006 GRAT in December 2007 of 221,617 shares of the Company’s Common Stock to Peter M. Carlino.  Each such distribution was required under the terms of the respective trusts.  Other than the preceding transactions, no Reporting Person has made any purchase, sale or any other transaction in the Company’s Common Stock during the 60 days preceding the date of this Amendment No. 1.  Finally, Holdings purchased 202,336 shares of the Company’s Common Stock on December 26, 2007, which is reflected in Mr. Carlino’s holdings.

CUSIP No. 707569109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008

/s/ Peter M. Carlino
Peter M. Carlino

/s/ Marshia Carlino
Marshia Carlino

Grantor Retained Annuity Trust of Peter M. Carlino dated September 23, 2005

/s/ Peter M. Carlino
Peter M. Carlino
Title:	Trustee

Grantor Retained Annuity Trust of Peter M. Carlino dated May 19, 2006

/s/ Peter M. Carlino
Peter M. Carlino
Title:	Trustee

Grantor Retained Annuity Trust of Peter M. Carlino dated June 14, 2007

/s/ Peter M. Carlino
Peter M. Carlino
Title:	Trustee

Carlino Family Trust

/s/ Peter M. Carlino
Peter M. Carlino
Title:	Trustee